Exhibit 99.1

NR 17-06

GOLD RESERVE ISSUES NOTICE OF PARTIAL REDEMPTION OF OUTSTANDING NOTES

SPOKANE, WASHINGTON June 29, 2017

Gold Reserve Inc. (TSX.V: GRZ) (OTC: GDRZF) ("Gold Reserve" or the "Company") announced that it has given notice to its noteholders that it will redeem on July 14, 2017 (the “Redemption Date”) a total of US $27,500,000 aggregate principal amount of its outstanding 11% Senior Secured Convertible Notes due 2018 (the “Convertible Notes”) and 11% Senior Secured Interest Notes due 2018 (together with the Convertible Notes,” the “Notes”), for an amount of cash equal to 120% of the outstanding principal amount of the Notes to be redeemed, or US $33,000,000, plus accrued and unpaid interest to the Redemption Date.

On June 16, 2017, the Company announced the execution of an amendment to its settlement agreement (as amended to the date thereof, the “Settlement Agreement”) with the Bolivarian Republic of Venezuela (“Venezuela”) pursuant to which Venezuela has made an initial payment of US $40,000,000 (the “Initial Payment”). Pursuant to the terms of the indenture governing the Notes, receipt of the Initial Payment obligates Gold Reserve to redeem a portion of the outstanding Notes.  As a result, the Company is using the proceeds from the Initial Payment, net of applicable taxes, to redeem a portion of the outstanding Notes. Because such proceeds are insufficient to redeem all of the outstanding Notes, a pro rata portion of the Notes will be redeemed from each holder.  As additional payments are made by Venezuela pursuant to the Settlement Agreement, Gold Reserve intends to apply such proceeds to redeem the remaining outstanding Notes in accordance with the requirements of the indenture.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future, including without limitation statements with respect to the payments contemplated by the Settlement Agreement and Gold Reserve’s redemption of additional Notes following receipt of such payments. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”